

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



09045446

BY COURIER

No/Date : F|D1-49|16.2.09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
MAR 0 5 2009
THOMSON REUTERS

Enclosure
- An Announcement

 **PUBLIC POWER CORPORATION S.A.**

NOTICE

Pursuant to Law 3556/2007 and following relative notification received on February 16, 2009 from *«Capital Research and Management»* Company in its capacity as management company of the *"American Funds"* Group of mutual funds, the Public Power Corporation SA notifies that the total holdings of this Group of mutual funds was reduced to 10,587,249 voting rights or 4.5635% of PPC's voting rights on February 11, 2009.

Athens February 16, 2009

